Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 August 2, 2005



Sherri Bowen
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      China Mobility Solutions, Inc. Comment Letter Dated July 11, 2005

Dear Ms. Bowen:

         Please be advised that the company is in receipt of your letter dated as above. It is in the process of assembling its response to you.

         The response will comprehensively address your comments in the letter and exhibit format. The company expects to respond with such letter by August 15, 2005.

         Thank you for your consideration.

                                                Sincerely,


                                                /s/ Michael A. Littman
                                                Michael A. Littman

MAL:jb